Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: July 26, 2023

BJ Russell Holdings Limited

By:	/s/ Yahong Liang
Name: Yahong Liang
Title: Director

/s/ Hung Chris Hui
Hung Chris Hui

/s/ Yahong Liang
Yahong Liang